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09057458

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-67071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

JWM SECURITIES LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

832 WEST 15TH PLACE
(No. and Street)

CHICAGO	ILLINOIS	60608
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN — 312-431-0014
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

OATH OR AFFIRMATION

I, SHANNON BALMER, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

JWM SECURITIES LLC as of

DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

MANAGING MEMBER
Title

Subscribed and sworn to before me this 27 day of February, 2009

Notary Public

OFFICIAL SEAL
DANIEL W. WINSTON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9-20-2009

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JWM SECURITIES LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2008

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Member
JWM Securities LLC
Chicago, Illinois

I have audited the accompanying statement of financial condition of JWM Securities LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of JWM Securities LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Linda Rapacz, CPA

February 20, 2009

JWM SECURITIES LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS		
Cash in Bank		$15,440
Total Current Assets		$15,440
TOTAL ASSETS		$ 15,440

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accrued Expenses		$ 2,000
Total Current Liabilities		$ 2,000
MEMBER'S CAPITAL		
Member's Capital	$ 11,396	
Member's Withdrawals	(17,000)	
Net Income for the Year	19,044	
Total Member's Capital		13,440
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 15,440

The accompanying notes to the financial statements are an integral part of this statement.

JWM SECURITIES LLC
(A Delaware Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

JWM Securities LLC (the Company) was organized as a Delaware Limited Liability Company. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed as a broker dealer. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

The Company's net income and losses flow through directly to its member's tax return. Therefore no federal or state income taxes are reflected herein.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2008 the Company had an expense sharing agreement with an affiliated company. The managing member of the Company is also a member in the affiliated company. During 2008, the Company paid $64,078 to the affiliate for shared administrative expenses. At December 31, 2008 the Company had an outstanding accounts payable to its affiliated company in the amount of $2,000.

NOTE 4 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed no significant discrepancies; therefore no adjustments were necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2008 the Company had net a capital and net capital requirements of $13,440 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 15%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.